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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             ----------------------

                              Atlas Mining Company
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    049375108
                      (CUSIP Number of Class of Securities)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-5555

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                             ----------------------

                                December 12, 2007
             (Date of Event which required Filing of this Statement)

                             ----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7
(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 049375108

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The IBS Turnaround Fund (QP) (A Limited Partnership)

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)|_|
            (b)|X|

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts

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                        7       SOLE VOTING POWER
                                6,263,991
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   6,263,991

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,263,991

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.6%

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14        TYPE OF REPORTING PERSON: PN

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                                        2

CUSIP No. 049375108

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The IBS Turnaround Fund (A Limited Partnership)

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)|_|
            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts

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                        7       SOLE VOTING POWER
                                2,124,816
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   2,124,816

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,124,816

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON: PN

--------------------------------------------------------------------------------

CUSIP No. 049375108

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The IBS Opportunity Fund (BVI), Ltd.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)|_|
            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands

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                        7       SOLE VOTING POWER
                                1,300,275
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   1,300,275

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,300,275

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.4%

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14        TYPE OF REPORTING PERSON: PN

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                                       4

CUSIP No. 049375108

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        IBS Capital LLC

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)|_|
            (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        OO

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Massachusetts

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                        7       SOLE VOTING POWER
                                9,689,082
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 0
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   9,689,082

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,689,082

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          |_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.9%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON: OO

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                                       5

   This Amendment No. 5 to Schedule 13D (this "Schedule 13D/A" or this "Statement") amends the initial statement on Schedule 13D ("Initial 13D") relating to the Common Stock of Atlas Mining Company (the "Company") filed with the Securities and Exchange Commission (the "Commission") on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (the "QP Turnaround Fund"), The IBS Turnaround Fund (A Limited Partnership) (the "LP Turnaround Fund"), The IBS Opportunity Fund (BVI), Ltd. (the "Opportunity Fund") and IBS Capital LLC ("IBS" and, together with QP Turnaround Fund, LP Turnaround Fund and Opportunity Fund, the "Filers"), as amended by Amendment No. 1 filed with the Commission on July 12, 2005, Amendment No. 2 filed on October 16, 2006, Amendment No. 3 filed on January 23, 2007 and Amendment No. 4 filed on October 12, 2007.

   The Filers have entered into a Joint Filing Agreement, dated December 12, 2007, a copy of which is filed herewith as Exhibit 2 to the Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Filers that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 2, 4, 5 and 7 are hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND

        QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110.

        LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110.

        The Opportunity Fund is a British Virgin Islands international business company. Its principal business is investing in securities. The address of its principal office is Marcy Building, 2nd Floor, Purcell Estate, P.O. Box 2416, Road Town, Tortola, British Virgin Islands.

        IBS is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, Suite 2401, Boston, Massachusetts 02110.

        None of the Filers has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        David A. Taft is the President of IBS. His business address is One International Place, Suite 2401, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

ITEM 4. PURPOSE OF TRANSACTION

   On December 12, 2007, IBS submitted a letter to the Company in which it expressed its concerns regarding recent developments at the Company as well as the Company's declining stock price and overall performance. IBS further expressed its view that certain governance changes need to be made at the Company. Specifically, IBS called for the current three-member board of directors to be expanded to five directors, and for two independent directors to be added to the board who are not affiliated with the management of the Company or IBS. The letter also stated that IBS was prepared to offer the names of two individuals who are not affiliated with IBS and who would act in the best interests of all shareholders. Finally, IBS recommended that the newly constituted board then form a special committee comprised of the independent directors to investigate the conduct of the Company's former CEO. IBS urged the company to take all of the foregoing steps immediately.

   Subsequent to sending the letter, IBS had conversations with the Chief Executive Officer of the Company regarding IBS's recommendations. The CEO has indicated to IBS that he agrees with IBS's recommendations and would pursue the matter with the board of directors.

   The Filers intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the Company's response to the actions suggested by the Filers, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Company as they deem appropriate including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock on the open market, in private transactions or otherwise, communicating with the Company or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Company. Except as set forth herein or as would occur in connection with any of IBS's recommendations described above, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) As of the date of this Statement, QP Turnaround Fund holds, in the aggregate, 6,263,991 Shares, which represents 11.6% of the Company's Common Stock. IBS beneficially owns, in the aggregate, 9,689,082 Shares, which represents 17.9% of the Company's Common Stock. The Shares beneficially owned by IBS are owned directly by QP Turnaround Fund (6,263,991 Shares); LP Turnaround Fund (2,124,816 Shares representing 3.9% of the Company's Common Stock); and the Opportunity Fund (1,300,275 Shares representing 2.4% of the Company's Common Stock). The percentages used in this Statement are calculated based on 54,173,594 outstanding Shares, as reported in the Company's 10-QSB, as filed with the Commission on August 14, 2007.

   (b) The information contained in table form in Rows 7 though 11 on each of pages 2, 3, 4 and 5 hereof, which relates to beneficial ownership, voting and disposition of Shares is hereby incorporated by reference.

   (c) On December 4, 2007, IBS became the beneficial owner of 262,500 Shares, all of which were purchased on the open market. Of these Shares, QP Turnaround Fund purchased 175,220 Shares at a price of $0.5987 per Share, LP Turnaround Fund purchased 57,654 Shares at a price of $0.5987 per Share and Opportunity Fund purchased 29,626 Shares at a price of $0.5987 per Share.

   (d)-(e) Inapplicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Exhibit 2 Joint Filing Agreement, dated December 12, 2007, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), The IBS Opportunity Fund (BVI), Ltd. and IBS Capital LLC

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2007

                           THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)

                           By: IBS CAPITAL LLC
                               ------------------------------------------------
                               General Partner

                               By: /s/ David A. Taft
                                  ---------------------------------------------
                                  David A. Taft, President

                           THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)

                           By: IBS CAPITAL LLC
                               ------------------------------------------------
                               General Partner

                               By: /s/ David A. Taft
                                  ---------------------------------------------
                                  David A. Taft, President

                           THE IBS OPPORTUNITY FUND (BVI), LTD.

                           By: IBS CAPITAL LLC
                               ------------------------------------------------
                               Manager

                               By: /s/ David A. Taft
                                  ---------------------------------------------
                                  David A. Taft, President

                           IBS CAPITAL LLC

                           By: /s/ David A. Taft
                               ------------------------------------------------
                               David A. Taft, President